UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TSR, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.

101 SE 25th Avenue

Mineral Wells, Texas 76067

Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 487,614 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 487,614 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,614 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

 ____________________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of January 13, 2021, as reported in the Form 10-Q filed by TSR, Inc. for the fiscal quarter ended November 30, 2020.

CUSIP No. 872885207	13D	Page 3 of 5

(1)	NAMES OF REPORTING PERSONS Robert Fitzgerald
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 30,000 shares (1)(2)
	(8)	SHARED VOTING POWER 487,614 shares (3)
	(9)	SOLE DISPOSITIVE POWER 30,000 shares (1)(2)
	(10)	SHARED DISPOSITIVE POWER 487,614 shares (3)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,614 shares (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

1. Includes restricted stock award of 20,000 shares granted under the TSR, Inc. 2020 Equity Incentive Plan. The shares of restricted stock will remain subject to forfeiture during three years, during such time the forfeiture restrictions will lapse with respect to 10,000 shares, 5,000 shares and 5,000 shares respectively on each anniversary date of the grant date. The lapse of the forfeiture restrictions is conditioned on the reporting person continuing to provide services to TSR, Inc. (the "Company") through each vesting date.

2. Includes restricted stock award of 10,000 shares granted under the TSR, Inc. 2020 Equity Incentive Plan. The shares of restricted stock will remain subject to forfeiture over three years until the Company's common stock have traded at certain pre-determined price thresholds for a 30-trading-day period. Once a price threshold was achieved by certain target dates, the forfeiture restrictions for the portion of the award related to that threshold will lapse, provided that the reporting person continues to provide services to the Company at the time of vesting.

3. Shares held by QAR Industries, Inc. of which the reporting person is President, Chairman of the Board and majority shareholder.

______________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of January 13, 2021, as reported in the Form 10-Q filed by TSR, Inc. for the fiscal quarter ended November 30, 2020.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018 as amended by Amendment No. 1 filed on August 28, 2018, Amendment No. 2 filed on November 20, 2018and Amendment No. 3 filed on September 10, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On February 3, 2021 QAR Industries, Inc. purchased in a private transaction from Fintech Consulting, LLC, 348,414 shares of the Common Stock of the Issuer at a price of $7.25 per share for total consideration of $2,526,001.50. Mr. Fitzgerald is a Director of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of February 19, 2021, the Reporting Persons beneficially owned 517,614 shares of Common Stock, representing approximately 26.4% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 1,962,062 shares of Common Stock outstanding as of January 13, 2021, as reported in the Form 10-Q for the fiscal quarter ended November 30, 2020 of the Issuer.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through February 19, 2021.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price Per Share
QAR Industries, Inc.	02/03/2021	Private purchase of Common Stock	348,414	$7.25

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAR INDUSTRIES, INC.

Dated: February 19, 2021	By:	/s/ Robert Fitzgerald
	Name:	Robert Fitzgerald
	Title:	President

/s/ Robert Fitzgerald
Robert Fitzgerald